Exhibit 12

CONOCOPHILLIPS AND CONSOLIDATED SUBSIDIARIES

TOTAL ENTERPRISE

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Three Months Ended March 31
	2016	2015

Earnings Available for Fixed Charges
Loss before income taxes and noncontrolling interests that have not incurred fixed charges	$(2,237)	(371)
Distributions greater than equity losses	252	80
Fixed charges, excluding capitalized interest*	340	272

	$(1,645)	(19)

Fixed Charges
Interest and debt expense, excluding capitalized interest	$281	202
Capitalized interest	40	94
Interest portion of rental expense	18	29

	$339	325

Ratio of Earnings to Fixed Charges**	—	—

    *Includes amortization of capitalized interest totaling approximately $41 million in 2016 and $41 million in 2015.

  **Earnings for the three-month periods ended March 31, 2016 and 2015 were inadequate to cover fixed charges by $1,984 million and $344 million, respectively.